UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 23, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 22, 2018, regarding the Press Statement by our CEO.

Istanbul, May 23, 2018

Announcement Regarding the Press Statement by our CEO

Below you may find the press statement by our CEO with respect to the recent volatility in the financial markets:

“Since the beginning of the month, we have been observing irrational price movements in the financial markets which do not reflect Turkey’s fundamental economic dynamics. Within the emerging markets, Turkey’s economy stands out with its positive macroeconomic indicators and its strong potential. Although we believe that the recent fluctuations are temporary, as Turkcell we continue to take necessary actions to minimize the impact of such fluctuations on our financials. As per our consolidated financial statement as of April 2018, we have a short FX position of USD 248 million. Taking into account the proceeds of the completed part of Fintur sale, as well as the cash position of Fintur Holding, which are not yet reflected into our financials, we don’t have any short FX exposure. I would like to state that as Turkcell we will maintain our determination in pursuing our strong financial structure.”

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 23, 2018	By:	/s/ Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek Title: Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 23, 2018	By:	/s/Bulent Aksu
Name: Bulent Aksu Title: Finance Executive Vice President